

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



05008509

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. CO/S&B/VR/2005/ /356 दिनांक / Date: 20.05.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2005

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1350 dated the May 20, 2005 addressed to Mumbai Stock Exchange alongwith a copy of audited working results of the Bank for the year ended the 31st March, 2005.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.



The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. [illegible]

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2005/1350 दिनांक / Date : 20.05.2005

Dear Sir,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2005

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the audited working results of the Bank for year ended the 31st March, 2005, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


RECEIVED


SHARES &
BONDS

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2005

Rs. in crores

	Particulars	Nine month ended	Quarter ended		Year ended		Consolidated Year Ended	
		31.12.2004	31.03.2005	31.03.2004	31.03.2005	31.03.2004	31.03.2005	31.03.2004
1	Interest Earned (a)+(b)+(c)+(d)	23780.49	8647.51	7638.84	32428.00	[illegible]	44499.06	[illegible]
	(a) Interest/discount on advances/bills	9576.02	3467.49	2815.87	13043.51	11267.17	19190.63	16454.25
	(b) Income on Investments	11799.25	4228.42	4102.35	16027.67	15715.51	21533.65	21108.81
	(c) Interest on balances with Reserve Bank of India and other interbank funds	1379.64	407.40	320.20	1787.04	2499.39	2021.30	2731.34
	(d) Others	1025.58	544.20	400.42	1569.78	976.41	1763.48	1061.65
2	Other Income	5429.26	1690.65	2082.53	7119.91	7612.45	10036.64	11126.10
	(A) TOTAL INCOME (1+2)	29209.75	[illegible]	9721.37	39547.91	[illegible]	54535.70	[illegible]
3	Interest Expended	13786.52	4696.86	4325.24	18483.38	19274.16	24891.84	25472.04
4	Operating Expenses (e) + (f)	7356.95	2717.22	3030.81	10074.17	9245.31	14443.55	[illegible]
	(e) Payments to and provisions for employees	5057.92	1849.43	2123.12	6907.35	6447.69	8987.46	8377.77
	(f) Other Operating Expenses	2299.03	867.79	907.69	3166.82	2797.62	5456.09	4066.42
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	21143.47	7414.08	7356.05	28557.55	28519.47	39335.39	[illegible]
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	8066.28	2924.08	2365.32	10990.36	9553.46	15200.31	[illegible]
	(D) Provisions and Contingencies	2796.59	1672.17	1616.94	4468.76	4626.10	6970.56	6350.33
	— of which provisions for Non-performing assets(net of write-back)	1300.00	-96.00	1042.43	1204.00	3702.75	1403.38	[illegible]
	(E) Provision for Taxes	2030.05	187.03	-124.08	2217.08	1244.36	2631.78	[illegible]
	(F) NET PROFIT (C - D - E)	3239.64	1064.88	872.46	4304.52	3681.00	5597.97	[illegible]
	(G) NET PROFIT AFTER MINORITY INTEREST						5463.93	[illegible]
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves	19704.98	23545.84	19704.98	23545.84	19704.98	32025.50	26910.12
7	Analytical Ratios							
	(i) Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	12.66%	12.45%	13.53%	12.45%	13.53%	13.07%	[illegible]
	(iii) Earnings Per Share (in Rs.)	61.56 (not annualised)	20.23 (not annualised)	16.58 (not annualised)	81.79	69.94	103.82	[illegible]
	(iv) (a) Amount of gross non-performing assets	12794.99	12456.25	12667.21	12456.25	12667.21		
	(b) Amount of net non-performing assets	4812.65	5348.89	5441.73	5348.89	5441.73		
	(c) % of gross NPAs	6.54%	5.96%	7.75%	5.96%	7.75%		
	(d) % of net NPAs	2.56%	2.65%	3.48%	2.65%	3.48%		
	(v) Return on Assets (Annualised)	1.01%	0.94%	0.94%	0.99%	0.94%		
8	Shareholding pattern							
	a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700		
	...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%		
	b) Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178		
	...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%		

1. The Central Board have declared a dividend of Rs.12.50 per share for the year ended 31st March 2005.
2. Payments to and provisions for Employees for the year ended 31st March 2005 include an amount of Rs.354.52 crore (Rs.265.89 crore for the 9-month period ended 31st December 2004 and Rs.88.63 crore for the quarter ended 31st March 2005) towards writing off on pro-rata basis, Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01.
3. The Bank's investments in 'Available for Sale (AFS) and 'Held for Trading' (HFT) categories were being valued scrip-wise and depreciation if any, was provided scrip-wise while ignoring appreciation. From the current financial year investments in 'Available for Sale' (AFS) and 'Held for Trading' (HFT) categories have been valued in conformity with RBI guidelines after netting off classification-wise depreciation and appreciation, computed scrip-wise and providing for net depreciation in each classification while ignoring net appreciation. Consequent upon the change, net additional provision requirement is lower and the profit before tax is higher by Rs.2985.34crores.
4. During the year, the loss on redemption of securities in the AFS category has been recognised after adjusting the underlying specific provision held against these securities as against accounting of the same on gross basis in "Income from Investments" in earlier years. However, there is no impact on the profits for the year.
5. During the year, the Bank shifted SLR securities amounting to Rs.26978.21 crores from Available for Sale (AFS) to Held to Maturity (HTM) category under specific RBI guidelines and made a provision of Rs.1706.15 crores in the accounts.
6. During the year, the Bank divested 37% of its stake in its fully owned subsidiary SBI Funds Management Pvt. Ltd. resulting in a profit of Rs.146.40 crores.
7. During the year, the Bank has finalised with the principal shareholders of Indian Ocean International Bank Ltd. (IOIB) for acquisition of over 51% equity of the said Bank, along with management control therein.
8. The provisions and contingencies include an adhoc provision of Rs.750.00 crores towards arrears of salary payable to the employees, pending settlement of wage revision.
9. Number of Investors Complaints received and disposed of during the quarter ended 31st March, 2005 : (i) Pending at the beginning of the quarter 71 (ii) Recieved during the quarter 1749 (iii) Disposed of during the quarter 1772. (iv) Lying unresolved at the end of the quarter 48.
10. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 20th May 2005



SEC MAIL
MAY 24 2005

Kolkata
Date : 20th May, 2005

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

ASHOK K. KINI
Managing Director & Group Executive
(National Banking)

A. K. PURWAR
Chairman

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2005

Segment-wise Revenue, Results and Capital Employed

Part A : Primary Segments

Rs. in crores

Business Segments	Banking Operations		Treasury Operations		Elimination		Total	
Particulars	Year ended 31.03.2005	Year ended 31.03.2004	Year ended 31.03.2005	Year ended 31.03.2004	Year ended 31.03.2005	Year ended 31.03.2004	Year ended 31.03.2005	Year ended 31.03.2004
Revenue	32403.55	31335.29	20111.78	21989.43	14132.91	15413.10	38382.42	37911.62
Result	5404.63	1835.71	1060.98	3815.62			6465.61	5651.33
Unallocated expenses (net of unallocated income)							55.99	725.97
Operating Profit							6521.60	4925.36
Income Tax							2217.08	1244.36
Net Profit							4304.52	3681.00
OTHER INFORMATION								
Segment Assets	427057.00	371366.06	216956.54	203745.14	188115.00	171362.96	455898.54	403748.24
Unallocated Assets							3984.33	4067.04
Total Assets							459882.87	407815.28
Segment Liabilities	404730.11	353095.50	215211.31	201784.76	184130.69	167296.26	435810.73	387584.00
Unallocated Liabilities								
Total Liabilities							435810.73	387584.00

Part B : Secondary Segments

Rs. in crores

Geographic Segments	Domestic Operations		Foreign Operations		Total	
Particulars	Year ended 31.03.2005	Year ended 31.03.2004	Year ended 31.03.2005	Year ended 31.03.2004	Year ended 31.03.2005	Year ended 31.03.2004
Revenue	36987.61	36861.10	1394.81	1050.52	38382.42	37911.62
Assets	429282.13	384033.65	30600.74	23781.63	459882.87	407815.28

lkata
te : 20th May, 2005

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

ASHOK. K. KINI
Managing Director & Group Executive
(National Banking)

A. K. PURWAR
Chairman


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